Exhibit 7.10

EXECUTION VERSION

TCP-ASC ACHI Series LLLP

CONFIDENTIAL

February 23, 2018

R1 RCM, Inc.
401 North Michigan Ave

Suite 2700

Chicago, IL 60611
Attn: Christopher Ricaurte

Project Links
Side Letter

R1 RCM, Inc. (the “Company”) proposes to execute, concurrently with the execution and delivery of this Side Letter, a commitment letter (together with all annexes attached thereto, the “Commitment Letter”), by and among TowerBrook Investors IV (Onshore), L.P., TowerBrook Investors IV (892), L.P., TowerBrook Investors IV (OS), L.P., TowerBrook Investors IV Executive Fund, L.P., TowerBrook Investors IV Team Daybreak, L.P., Ascension Health Alliance d/b/a Ascension and the Company in connection with the Transactions.

Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Commitment Letter.

In connection with the delivery and execution of Commitment Letter, the Company and TCP-ASC ACHI Series LLLP (the “Investor”) agree that: (x) notwithstanding anything to the contrary in Section 2.4(a)(vi) of that certain Investor Rights Agreement, dated as of February 16, 2016, by and between the Company and Investor (as amended, restated or otherwise modified from time to time in accordance with its terms, the “IRA”), the approval of the Investor will not be required for any proposed incurrence of Indebtedness (as defined in the IRA) that is approved by a majority of the Company’s board of directors present and voting, the proceeds of which will be used (in full or in part) to finance any prepayment or redemption (in full or in part) of the Subordinated Facility; (y) any decisions relating to any prepayment or redemption (in full or in part) of the Subordinated Facility (other than any such prepayment or redemption that is required by the terms of the Subordinated Facility) will be submitted to the Company’s board of directors, with reasonable prior notice, and will not be subject to the additional approval process of Section 2.4(c) of the IRA; and (z) any decisions relating to paying an applicable interest payment in kind pursuant to the Subordinated Facility will be submitted to the Borrower’s board of directors, with reasonable prior notice, and will be subject to the additional approval process of Section 2.4(c) of the IRA.

This Side Letter will be effective on, and subject to the occurrence of, extensions of credit under the Subordinated Facility on the Closing Date. If such effectiveness occurs, the Side Letter will terminate on the repayment in full of the Subordinated Facility (at maturity or otherwise).

The terms of this Side Letter will be governed in accordance with Section 11 of the IRA, which shall be incorporated herein by reference.

Each of the parties hereto agrees that this Side Letter is a binding and enforceable agreement with respect to the subject matter contained herein.

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IN WITNESS WHEREOF, the parties have executed this Side Letter as of the date first above written.

TCP-ASC ACHI SERIES LLLP
By: TCP-ASC GP, LLC, its General Partner
By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

R1 RCM Inc.

By:	/s/ Joseph Flanagan
Name: Joseph Flanagan
Title: Chief Executive Officer

[Project Links - Signature Page to Side Letter]